UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K/A
CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 13, 2025

NB BANCORP, INC.

(Exact Name of Registrant as Specified in Charter)

Maryland	001-41899	93-2560883
(State or Other Jurisdiction)	(Commission File No.)	(I.R.S. Employer
of Incorporation)		Identification No.)

1063 Great Plain Avenue, Needham, Massachusetts		02492
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (781) 444-2100

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $0.01 Per Share	NBBK	The Nasdaq Stock Market, LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 8-K/A amends Item 8.01 of the Current Report on Form 8-K filed by NB Bancorp, Inc. on November 13, 2025 (the “Original 8-K”) solely to correct a typographical error related to the proration results with respect to the Merger Transaction. No other changes have been made to the Original 8-K.

Item 8.01.	Other Events.

As previously announced, NB Bancorp, Inc. (“Needham”) previously entered into that certain Agreement and Plan of Merger, dated June 5, 2025 (the “Merger Agreement”), by and among Needham, Needham Bank, 1828 MS Inc., a wholly owned subsidiary of Needham formed solely to facilitate the transaction (“Merger Sub”), Provident Bancorp, Inc. (“Provident”) and BankProv, pursuant to which, as of November 15, 2025 at 12:01 a.m. (Eastern Time) (the “Effective Time”), Merger Sub is expected to merge with and into Provident (the “Merger”), and immediately thereafter, Provident is expected to merge with and into Needham, with Needham as the surviving entity (the “Holdco Merger”). Immediately following the Holdco Merger, BankProv is expected merge with and into Needham Bank, with Needham Bank as the surviving entity (the “Bank Merger” and, together with the Merger and the Holdco Merger, the “Merger Transaction”).

Under the terms of the Merger Agreement, each share of Provident common stock issued and outstanding immediately prior to the Effective Time, other than each share, if any, held by Provident as treasury stock, will be converted automatically at the Effective Time into the right to receive, at the election of the holder of such share of Provident common stock, and subject to the allocation, proration and other procedures specified in the Merger Agreement, either:

•	0.691 shares of Needham common stock per share of Provident common stock (the “Exchange Ratio”), and cash in lieu of any fractional share (together, the “Stock Consideration”); or

•	$13.00 per share in cash of Provident common stock (the “Cash Consideration”).

The Stock Consideration and Cash Consideration are sometimes collectively referred to as the “Merger Consideration.” The receipt of the Merger Consideration will be subject in each case to applicable withholding taxes, if any, and will be payable without interest.

The allocation and proration provisions in the Merger Agreement are designed to ensure that the total number of shares of Provident common stock entitled to receive the Stock Consideration will be equal to 50% of the aggregate number of shares of Provident common stock issued and outstanding immediately prior to the Effective Time, and all other shares of Provident common stock issued and outstanding immediately prior to the Effective Time will be entitled to receive the Cash Consideration. Additionally, each restricted share of Provident common stock that is outstanding immediately prior to the Effective Time will become fully vested and will convert automatically at the Effective Time into the right to receive the Merger Consideration, with the same election right as all other shares of Provident common stock.

As previously announced, the election deadline for holders of Provident common stock to elect the form of consideration they wished to receive in the Merger, subject to the allocation, proration and other procedures set forth in the Merger Agreement, was 5:00 p.m. (Eastern Time) on November 7, 2025. Of the total number of shares of Provident common stock anticipated to be outstanding immediately prior to the Effective Time, approximately 16.31% of shares timely elected to receive the Stock Consideration (the “stock election shares”), approximately 75.33% of shares timely elected to receive the Cash Consideration (the “cash election shares”), approximately 8.36% of shares did not make a timely election to receive either the Stock Consideration or the Cash Consideration (the “non-election shares”). After giving effect to the allocation and proration procedures set forth in the Merger Agreement, approximately 66.377% of each holder’s cash election shares will be converted into the right to receive the Cash Consideration, approximately 33.623% of each holder’s cash election shares will be converted into the right to receive the Stock Consideration and all stock election shares and non-election shares will be converted into the right to receive the Stock Consideration.

Needham estimates that it will issue a total of approximately 5,944,350 shares of Needham common stock in the Merger, subject to adjustment to reflect fractional shares that are cashed out in lieu of the receipt of shares of Needham common stock. On a pro forma basis as of November 12, 2025, after giving effect to the outcome stated above of the allocation and proration procedures under the Merger Agreement, there would have been a total of approximately 45,770,800 shares of Needham common stock outstanding, subject to adjustment to reflect fractional shares that are cashed out in lieu of the receipt of shares of Needham common stock.

Each share of Needham common stock outstanding immediately prior to the Effective Time will remain outstanding and will be unaffected by the Merger.

The Cash Consideration will be funded through cash on hand at Needham.

The foregoing description of the Merger Transaction and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which was filed as Exhibit 2.1 to Needham’s Form 8-K filed on June 5, 2025 and is incorporated herein by reference.

Item 7.01.	Regulation FD Disclosure.

On November 13, 2025, Needham and Provident issued a joint press release announcing the results of the proration of the Merger Consideration described above. A copy of that press release is provided herewith as Exhibit 99.1 and incorporated herein by reference.

The information furnished in this Item 7.01, including Exhibit 99.1, is being furnished and not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and shall not be subject to the liabilities under that Section nor be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Current Report may contain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Needham and Provident, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

Needham cautions that the forward-looking statements in this Current Report are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond Needham’s and Provident’s control. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: (1) changes in general economic, political, or industry conditions; (2) uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Board of Governors of the Federal Reserve System; (3) volatility and disruptions in global capital and credit markets; (4) movements in interest rates; (5) the resurgence of elevated levels of inflation or inflationary pressures in the United States and the Needham and Provident market areas; (6) increased competition in the markets of Needham and Provident; (7) success, impact, and timing of business strategies of Needham and Provident; (8) the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; (9) the expected impact of the proposed transaction between Needham and Provident on the combined entities’ operations, financial condition, and financial results; (10) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; (11) the outcome of any legal proceedings that may be instituted against Needham or Provident; (12) the possibility that the anticipated benefits of the proposed transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Needham and Provident do business; (13) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (14) diversion of management’s attention from ongoing business operations and opportunities; (15) potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; (16) the dilution caused by Needham’s issuance of additional shares of its capital stock in connection with the proposed transaction; (17) a deterioration of the credit rating for U.S. long-term sovereign debt or uncertainty regarding U.S. fiscal debt, deficit and budget matters; (18) cyber incidents or other failures, disruptions or breaches of our operational or security systems or infrastructure, or those of our third-party vendors or other service providers, including as a result of cyber-attacks; (19) severe weather, natural disasters, acts of war or terrorism, geopolitical instability or other external events, including as a result of changes in U.S. presidential administrations or Congress, including potential changes in U.S. and international trade and tariff policies and the resulting impact on Needham and Provident and their respective customers; (20) the effects of the current federal government shutdown; and (21) other factors that may affect the future results of Needham and Provident.

Additional factors that could cause results to differ materially from those described above can be found in Needham’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, including in the respective “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of such reports, as well as in subsequent SEC filings, each of which is on file with the U.S. Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Needham’s website, www.nbbancorp.com, under the heading “SEC Filings” and in other documents Needham files with the SEC, and in Provident’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, including in the respective “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of such reports, as well as in subsequent SEC filings, each of which is on file with and available in the “Investor Relations” section of Provident’s website, www.bankprov.com, under the heading “SEC Filings” and in other documents Provident files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Needham nor Provident assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. All forward-looking statements, express or implied, included in the document are qualified in their entirety by this cautionary statement.

Item 9.01.	Financial Statements and Exhibits.

d. The following exhibits are included with this Report:

Exhibit Index

Exhibit #	Exhibit Description
99.1	Joint Press release of NB Bancorp, Inc. and Provident Bancorp, Inc. dated November 13, 2025.
104	Cover page interactive data file (formatted as inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

NB BANCORP, INC.

DATE: November 13, 2025	By:	/s/ Jean-Pierre Lapointe
Jean-Pierre Lapointe Executive Vice President and Chief Financial Officer